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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hubble Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Evonexus Silicon Valley Fintech Incubator, 950 Park Place, Building 950/1
(No. and Street)

San Mateo	CA	94403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Swati Chaturvedi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hubble Investments, LLC, as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Swati Chaturvedi
Signature

CEO
Title

SEE ATTACHED
ACK or JURAT
8/6/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of SAN MATEO }

On 8/6/2021 before me, SHALINI KALRA, NOTARY PUBLIC
(Here insert name and title of the officer)

personally appeared SWATI CHATURVEDI,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Shalini Kalra
Notary Public Signature

SHALINI KALRA
Notary Public - California
San Mateo County
Commission # 2254962
My Comm. Expires Aug 19, 2022

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation.
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they~~, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary)
- Securely attach this document to the signed document with a staple.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hubble Investments LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez + Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 6, 2021

Hubble Investments LLC

Statement of Financial Condition
June 30, 2021

ASSETS	
Cash	$ 98,198
Accounts receivable	31,250
Prepaid expenses	10,089
TOTAL ASSETS	$ 139,537
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 52,003
TOTAL LIABILITIES	52,003
MEMBER'S EQUITY	87,534
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 139,537

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Hubble Investments LLC

Statement of Operations
For the Year Ended June 30, 2021

REVENUE:	
Investment Banking Fees	$ 520,391
Debt Forgiveness Revenue	64,257
Other Income	1,000
Total revenues	585,648
OPERATING EXPENSES:	
Salaries and Related Costs	449,645
Regulatory Fees	17,626
Office and Other Expense	52,566
Insurance Expense	2,432
Professional Fees	316,218
Dues and Subscriptions	22,555
Foreign Tax Expense	13,333
Total expenses	874,375
NET LOSS	$ (288,727)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Changes in Member's Equity
For the Year Ended June 30, 2021

MEMBER'S EQUITY, July 1, 2020	$ 96,261
Capital contributions	280,000
Net Loss	(288,727)
MEMBER'S EQUITY, June 30, 2021	$ 87,534

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Hubble Investments LLC

Statement of Cash Flows
For the Year Ended June 30, 2021

OPERATING ACTIVITIES:	
Net Loss	$ (288,727)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Increase in accounts receivable	(31,250)
Increase in prepaid expenses	(1,697)
Increase in accounts payable	36,128
Decrease in deferred revenue	(10,417)
Proceeds from debt forgiveness	(64,257)
Net cash used by operating activities	(360,220)
INVESTING ACTIVITIES:	
FINANCING ACTIVITIES:	
Capital contributions	280,000
Net cash provided by financing activities	280,000
NET DECREASE IN CASH	(80,220)
CASH AT June 30, 2020	178,418
CASH AT June 30, 2021	$ 98,198

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ 15,933

Non Cash activities:

During the prior year, the Company received a PPP loan, which was then fully forgiven in the amount of $64,257.

Notes to Financial Statements
June 30, 2021

1. Organization and Nature of Business

Hubble Investments LLC (the "Company") was organized in the State of Delaware on May 30, 2017, and is a registered broker-dealer with the Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 12, 2018. The Company is a single member limited liability company whose sole member is Hubble Holdings, LLC (the "Member").

The Company provides institutional customers with private placement and investment banking consulting services and is generally compensated at the closing of such transactions in the form of a success fee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

d) Revenue Recognition
Investment banking fees consist of private placement fees and consulting revenues. Private placement revenues are recognized at the time the deal is closed upon completion of performance obligations. Consulting revenues are recorded in the period in which they are earned. Consulting revenues may be billed a few months at a time, therefore any unearned portion of the revenues are recorded as deferred revenues on the Statement of Financial Condition. There were no open contracts for the fiscal year ended June 30, 2021. For the fiscal year ended June 30, 2021, the Company's success fee income totaled $370,391 and consulting fees amounted to $150,000.

e) Income Taxes
As an LLC, the Company is treated as a disregarded entity for federal and state tax purposes. Any income tax liability is reported on the tax return of the parent entity and passed along to the individual Member. The Company is subject to the California State LLC tax, which is based upon gross receipts as well as a minimum franchise tax. This tax expense is included in Office and Other expense on the Statement of Operations, amounting to $2,600 for the period ended June 30, 2021.

The Company is required to file tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2021, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

Notes to Financial Statements
June 30, 2021

2. Summary of Significant Accounting Policies (continued)

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2021 or during the fiscal year then ended.The Company had a net loss for the year but management believes this does not affect their ability to continue as a going concern. The Company's operations have sustained losses since its inception in 2018. The sole member has further infused capital in the post balance sheet period amounting to $100,000 as required to maintain the appropriate capital requirements and operating funds. The sole member has committed to continue providing capital to keep operations running. Management believes the sole member will continue to maintain the Company as a going concern.

4. Income Taxes

As discussed in Note 2, no provision of liability for income taxes is included in these financial statements.

The Company had foreign taxes withheld of $13,333, for transactions that occurred during the period ended June 30, 2021.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its returns are more likely than not to be sustained upon examination. The Company is subject to examination by State tax authorities, generally for three years after they are filed.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

5. Recently Issued Accounting Pronouncements (continued)

For the year ending June 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2021 or during the fiscal year ended June 30, 2021.

7. Related Parties

The Parent of the Company's Member ("PoCM") provides a web based service that matches investors to science and technology startups. The Company serves as the placement agent for these transactions, and all of the Company's placement fees $520,391 were earned from this relationship. The Company is compensated by the startups at the closing of each placement.

The Company has an affiliated fund, that is managed by the sister company of its PoCM. This fund participated in many of the private placements as an investor.

The PoCM entered into an agreement with one of its investors, whereby the investor has agreed to provided office space for the PoCM for three years at no charge. The PoCM currently provides a portion of this space to the Company at no charge.

Notes to Financial Statements
June 30, 2021

8. Net Capital Requirement

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2021, the Company had net capital of $46,194 which was $41,194 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 113%.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. Commitments and Contingencies

The Company was a victim of identity theft, whereby a fake website represented itself to be the Company and offered guaranteed returns on investments. This website, Hubble Investments.com, is not affiliated with the Company in any way. The Company does not guarantee any returns on investments and has reported the fraudulent website to FINRA and the authorities.

These financial statements contain no adjustments for any amounts that may result from the above mentioned item.

11. PPP Loan

The loan under CARES Act amounting to $64,257 received on May 24, 2020 and disclosed as payable for the year ended June 30, 2020 was forgiven by the lending institution on April 6, 2021. The amount of the loan that was forgiven was reflected as debt forgiveness revenue of $64,257 in the Statement of Operations.

12. 401K Plan

The Company implemented and operates an employer sponsored 401k plan. No employer contributions have been made to the plan during the fiscal year ended June 30, 2021.

SCHEDULE I

Hubble Investments LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

June 30, 2021

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	87,534
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(41,339)
NET CAPITAL	$	46,195
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	52,003
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	41,195
Percentage of aggregate indebtedness to net capital		113%

There are no material differences between the preceding computation and the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of June 30, 2021.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

Hubble Investments LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT of 1933

June 30, 2021

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm

SCHEDULE III

Hubble Investments LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2021

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm

Hubble Investments LLC

Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Hubble Investments LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Hubble Investments LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and investment banking consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Hubble Investments LLC did not identify any exceptions with their exempt status throughout the year ended June 30, 2021. Hubble Investments LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hubble Investments LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Hubble Investments LLC

Alvarez & Associates, Inc.

Northridge, California
August 6, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Hubble Investments

Member FINRA & SIPC

950 Park Place, Building 950/1
San Mateo, CA 94403

Assertions Regarding Exemption Provisions

We, as members of management of Hubble Investments, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act ("SEA") of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending June 30, 2021.

Hubble Investments, LLC

By: *Swati Chaturvedi.*

Swati Chaturvedi, CEO Hubble Investments LLC

Hubble Investments LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Hubble Investments LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hubble Investments LLC and the SIPC, solely to assist you and SIPC in evaluating Hubble Investments LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Hubble Investments LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the most recently filed Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hubble Investments LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hubble Investments LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 6, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Hubble Investments LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2021

		Amount
Total assessment	$	782
SIPC-6 general assessment		
Payment made on 3/23/2021		(459)
SIPC-7 general assessment		
Payment made on 7/16/2021		(323)
Total assessment balance		
(overpayment carried forward)	$	-

Hubble Investments LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Hubble Investments LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hubble Investments LLC and the SIPC, solely to assist you and SIPC in evaluating Hubble Investments LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Hubble Investments LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the most recently filed Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hubble Investments LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hubble Investments LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 6, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Hubble Investments LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2021

		Amount
Total assessment	$	782
SIPC-6 general assessment		
Payment made on 3/23/2021		(459)
SIPC-7 general assessment		
Payment made on 7/16/2021		(323)
Total assessment balance		
(overpayment carried forward)	$	-